Exhibit 99.1

RDA Microelectronics Announces First Quarter 2013 Financial Results

First Quarter Revenue Grew 34.9% Year-Over-Year,

First Quarter Gross Margin Expanded to 32.1%

SHANGHAI, China, May 7, 2013 — RDA Microelectronics (NASDAQ: RDA)(“RDA Microelectronics” or the “Company”), a fabless semiconductor company that designs, develops and markets wireless systems-on-chip and radio-frequency (RF) semiconductors for cellular, connectivity and broadcast applications, today announced its financial results for the first quarter ended March 31, 2013.

First Quarter Financial Highlights (in US dollars):

•                  Revenue was $97.1 million, exceeding the Company’s guidance of $96 million to $97 million, and representing an increase of 34.9% from the $72.0 million in the first quarter of 2012.

•                  Gross margin was 32.1%, compared to 31.7% in the previous quarter and 35.9% in the first quarter of 2012.

•                  GAAP net income was $10.7 million, or $0.22 per diluted ADS, compared to $13.4 million, or $0.28 per diluted ADS, in the previous quarter and $13.9 million, or $0.30 per diluted ADS, in the first quarter of 2012.

•                  Non-GAAP net income was $13.7 million, or $0.28 per diluted ADS, compared to $16.4 million, or $0.34 per diluted ADS, in the previous quarter and $15.1 million, or $0.33 per diluted ADS, in the first quarter of 2012.

For a reconciliation of non-GAAP financial measures, please refer to the tables included in this press release.

First Quarter and Recent Business Highlights:

•                  Began sampling the 40nm single-die RDA8810 EDGE smartphone baseband.

•                  Launched the RDA6861, a multimode front-end module for quad-band GSM/EDGE and WCDMA/CDMA/LTE handheld cellular devices.

•                  Achieved volume production of EDGE transceivers for the Samsung Galaxy S® III.

•                  Announced volume shipments of GPS low noise amplifiers for Samsung 3G handsets.

•                  Reported volume shipments of DVB-S tuners to Samsung Electro-Mechanics.

•                  Priced an offering of 9,602,000 American Depositary Shares (“ADSs”) including the underwriter overallotment allocations, each representing six ordinary shares of the Company. The Company offered 100,000 ADSs and the selling shareholders offered 9,502,000 ADSs. The Company received no proceeds on the sale of shares by the selling shareholders.

“First quarter revenue increased 35% year-over-year as a result of strong baseband shipments and increasing volumes of our WiFi combo chip for low-cost smartphones,” said Vincent Tai, chairman and CEO of RDA Microelectronics. “Our 8851 baseband, the most integrated and advanced SoC for the high volume GSM handset market, reached record shipment levels in March enabling us to strengthen our position as the second leading supplier to China handset manufacturers. We also further expanded our penetration of the smartphone market with increasing shipments of our WiFi combo solutions and TD-SCDMA PA products as market demand improved following the Chinese New Year holiday.

“To further expand our smartphone silicon content, we began sampling our RDA8810 EDGE baseband product. This product integrates an ARM® Cortex®-A5 processor, dedicated modem processor, RF transceiver and power management unit in a single 40nm CMOS die. Our competitors require multiple dies and multiple chips to provide equivalent functions. In addition to superior integration, the 8810 uses more advanced memory interfaces and handles 1080p video playback at 30 frames per second. These powerful features enable the highest performance at the lowest cost, which is ideally suited for low-cost smartphone market as well as the rapidly growing tablet market. We also launched sampling of the RDA6861, our first multimode front-end module for GSM/EDGE and WCDMA/CDMA/LTE handsets.

“The rapid adoption of our baseband and smartphone products is proof of our ability to capture share of large and growing markets with our advanced integration capabilities, technical expertise and strong customer relationships. I believe we will be able to replicate this success in the smartphone market with our EDGE and multimode products as well as our future WCDMA and LTE offerings. Our aggressive product roadmap and consistent execution have positioned the Company to further extend our successful market share strategy and expand into other high volume and high ASP markets to drive growth.”

First Quarter Operating Summary:

•                  Revenue was $97.1 million, compared to $115.6 million in the previous quarter and $72.0 million in the first quarter of 2012. The sequential decline of 16.0% was mainly due to typical seasonality related to the Chinese New Year holiday. The year-over-year increase is due to the addition of baseband as well as strong sales of GSM PAs and WiFi combo chips.

•                  Gross margin was 32.1%, compared with 31.7% in the previous quarter and 35.9% in the first quarter of 2012. The sequential increase in gross margin was driven by higher sales of the RDA8851, which carries higher gross margin than the legacy baseband products, and increased WiFi combo chip volumes. The decrease in gross margin over the prior year period reflected lower GSM PA gross margins.

•                  R&D expenses were $15.9 million, compared to $17.8 million in the previous quarter and $8.3 million in the first quarter of 2012. The sequential decrease in R&D expenses was mainly due to lower performance-based employee compensation costs partially offset by higher IP expenses for LTE product development.

•                  SG&A expenses were $4.3 million, compared to $5.8 million in the previous quarter and $3.2 million in the prior year period. The sequential decrease in SG&A expenses was mainly due to lower performance-based employee compensation costs.

•                  Non-GAAP net income was $13.7 million, compared to $16.4 million in the previous quarter and $15.1 million in the first quarter of 2012.

Balance Sheet and Cash Flow Summary as of March 31, 2013:

•                  Cash, cash equivalents and short-term investments were $114.2 million, compared to $117.5 million as of December 31, 2012. In the first quarter of 2013, the Company used $1.9 million in cash from operations, compared to $8.7 million generated in the prior quarter. The sequential decrease in cash flow is mainly due to the payment of accrued 2012 performance-based employee compensation expenses and an increase in inventory.

•                  Accounts receivable increased to $39.8 million, compared to $31.7 million as of December 31, 2012, reflecting accelerated order builds late in the quarter following the Chinese New Year holiday.

•                  Inventory increased $7.7 million to $59.7 million to support expected order growth in the second quarter.

•                  Accounts payable was $59.0 million, compared to $45.1 million as of December 31, 2012.

Second Quarter 2013 Business Outlook:

For the second quarter of 2013, the Company expects revenue to be in the range of $109 million to $111 million, an increase of 12.2% to 14.3% sequentially and an increase of 15.5% to 17.6% year-over-year. The Company expects gross margins to be approximately 32.3%.

Share Repurchase Program:

The Company also announced that it is extending the share repurchase program under an open authorization originally approved by the Company’s board of directors in 2011. The Company had previously fulfilled a $15 million repurchase authorization as of March 2013. The Company will continue to repurchase ADSs in the open market from time to time in amounts that it deems appropriate under predetermined pricing and volume limitations.

Conference Call:

RDA Microelectronics will host a conference call and live webcast for analysts and investors at 8:00 a.m. Eastern Time on May 7, 2013 (8:00 p.m. in Shanghai, China).

•                      For parties in the United States and Canada, please call 1-877-280-7280, conference code 33074276

•                      For parties in Hong Kong, please call 800933597, conference code 33074276

•                      Other International parties please call 1-678-825-8232, conference code 33074276

RDA Microelectronics will provide a live webcast of the conference call that will be accessible from the “Investors” section of the Company’s website at www.rdamicro.com.The webcast will be archived on the website for a period of 30 days. An audio replay of the conference call will also be available two hours after the call and will be available for ten days. To hear the replay, parties in the United States and Canada should call 1-855-859-2056 and enter pass code 33074276, International parties should call 1-404-537-3406 and enter the same pass code.

About RDA Microelectronics

RDA Microelectronics is a fabless semiconductor company that designs, develops and markets wireless system-on-chip and radio-frequency semiconductors for cellular, connectivity and broadcast applications. The Company’s product portfolio currently includes baseband, radio-frequency front-end modules, power amplifiers, transceivers, Bluetooth system-on-chip, Wi-Fi, Bluetooth and FM combo chips, FM radio receivers, set-top box tuners, analog mobile television receivers, CMMB mobile television receivers, walkie-talkie transceivers and LNB satellite down converters. For additional information, please see the Company’s website at http://www.rdamicro.com.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include the Company’s anticipated growth strategies; its future results of operations and financial condition; economic conditions in China; the regulatory environment in China; the Company’s ability to attract customers and leverage its brand; trends and competition in the semiconductor industry; migration to new technology; the entry into baseband, new TV and display market and other factors and risks detailed in the Company’s filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable but whose accuracy or completeness the Company cannot guarantee. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense, which are defined as non-GAAP financial measures by the SEC. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see below and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

The Company believes that adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense, viewed in conjunction with the GAAP financial measures, provide meaningful supplemental information regarding the Company’s performance and that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s historical performance and when planning and forecasting the Company’s performance in future periods. The Company believes that excluding share-based compensation expenses and amortization of acquired and licensed intangibles helps both management and investors to get a better understanding of its ongoing business. Adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense do not include share-based compensation expenses and amortization of acquired and licensed intangibles that impact the Company’s operating expenses and net income for the period. In addition, the Company’s adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense may not be comparable to measures with the same or similar titles utilized by other companies, since other companies may not calculate such measures in the same manner as the Company does. The Company compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from these non-GAAP financial measures. Reconciliations of GAAP and non-GAAP results are included at the end of this press release.

RDA MICROELECTRONICS, INC.

Consolidated Balance Sheet Information

	March 31, 2012	December 31, 2012	March 31, 2013
	(unaudited)	(unaudited)	(unaudited)
	(amounts in thousands of USD, except number of shares and per share data)
ASSETS
Current assets
Cash and cash equivalents	66,856	75,091	71,727
Short-term investments-time deposit	76,036	42,377	42,476
Accounts receivable	24,114	31,722	39,778
Inventories	29,298	52,007	59,735
Prepaid expenses and other current assets	5,895	11,302	11,662
Deferred tax assets	8	—	—
Total current assets	202,207	212,499	225,378

Non-current assets
Property, plant and equipment, Net	5,547	10,195	10,012
Intangible Assets	55,327	54,908	52,111
Goodwill	8,900	8,900	8,900
Other long-term assets	1,266	3,396	3,695
Investment	48	—	—
Total assets	273,295	289,898	300,096

LIABILITIES
Current liabilities
Accounts payable	34,546	45,063	58,965
Accrued expenses and other current liabilities	18,197	37,869	24,776
Deferred revenue	9,590	10,641	9,098
Total current liabilities	62,333	93,573	92,839

Deferred tax Liability	69	98	92

Total liabilities	62,402	93,671	92,931

Commitments and contingencies

SHAREHOLDERS’ EQUITY
Ordinary shares	2,819	2,885	2,885
Additional paid-in capital	144,112	146,887	146,734
Recourse loans	(1,174)	(1,544)	(2,106)
Accumulated other comprehensive income	1,148	1,207	1,260
Treasury stock	(12,887)	(13,579)	(12,687)
Retained earnings	76,875	60,371	71,079
Total shareholders’ equity	210,893	196,227	207,165

Total liabilities and shareholders’ equity	273,295	289,898	300,096

RDA MICROELECTRONICS, INC.

Consolidated Statement of Operations Information

	Quarter Ended
	March 31, 2012	December 31, 2012	March 31, 2013
	(unaudited)	(unaudited)	(unaudited)
	(amounts in thousands of USD, except number of shares and per share data)
Revenue	71,995	115,605	97,146
Cost of revenue	(46,129)	(78,949)	(65,922)
Gross profit	25,866	36,656	31,224

Operating expenses:
Research and development	(8,264)	(17,840)	(15,922)
Selling, general and administrative	(3,192)	(5,836)	(4,306)
Total operating expenses	(11,456)	(23,676)	(20,228)
Operating income	14,410	12,980	10,996
Other income:
Interest income	770	808	766
Impairment Loss	—	(48)	—
Other income(expense), net	—	425	20
Income before income taxes	15,180	14,165	11,782
Income tax expense	(1,330)	(801)	(1,074)
Net income	13,850	13,364	10,708

Earnings per ADS
- Basic	0.32	0.29	0.23
- Diluted	0.30	0.28	0.22

Weighted average ADS equivalent: [1]
- Basic	43,160,918	46,327,608	46,405,847
- Diluted	45,685,683	48,010,144	48,119,292

Share-based compensation was allocated in operating expenses as follows:
Research and development	371	383	357
Selling, general and administrative	372	431	373

[1] Assumes all outstanding ordinary shares are represented by ADSs.  Each ADS represents six ordinary shares.

RDA MICROELECTRONICS, INC.

Reconciliation of GAAP and Non-GAAP Results

(amounts in thousands of USD, except number of shares and per share data)

	Quarter Ended March 31, 2013
	(unaudited)
		% of	Share-based	Amortization of	Non-GAAP % of	Non-GAAP	% of
	GAAP Result	Net Revenue	Compensation	Intangible Assets	Net Revenue	Results	Net Revenue
Research and development	15,922	16%	357	2,265	3%	13,300	13%
Selling, general and administrative	4,306	4%	373	—	0%	3,933	4%
Total operating expenses	20,228	20%	730	2,265	3%	17,233	17%

Operating income	10,996	11%	730	2,265	3%	13,991	14%
Net income	10,708	11%	730	2,265	3%	13,703	14%

Diluted earnings per ADS	0.22		0.01	0.05		0.28

Weighted average ADS-Diluted	48,119,292		48,119,292	48,119,292		48,119,292

	Quarter Ended December 31, 2012
	(unaudited)
		% of	Share-based	Amortization of	Non-GAAP % of	Non-GAAP	% of
	GAAP Result	Net Revenue	Compensation	Intangible Assets	Net Revenue	Results	Net Revenue
Research and development	17,840	15%	383	2,265	2%	15,192	13%
Selling, general and administrative	5,836	5%	431	—	1%	5,405	4%
Total operating expenses	23,676	20%	814	2,265	3%	20,597	17%

Operating income	12,980	11%	814	2,265	3%	16,059	14%
Net income	13,364	12%	814	2,265	3%	16,443	15%

Diluted earnings per ADS	0.28		0.01	0.05		0.34

Weighted average ADS-Diluted	48,010,144		48,010,144	48,010,144		48,010,144

	Quarter Ended March 31, 2012
	(unaudited)
		% of	Share-based	Amortization of	Non-GAAP % of	Non-GAAP	% of
	GAAP Result	Net Revenue	Compensation	Intangible Assets	Net Revenue	Results	Net Revenue
Research and development	8,264	11%	371	480	1%	7,413	10%
Selling, general and administrative	3,192	5%	372	—	1%	2,820	4%
Total operating expenses	11,456	16%	743	480	2%	10,233	14%
Operating income	14,410	20%	743	480	2%	15,633	22%
Net income	13,850	19%	743	480	2%	15,073	21%

Diluted earnings per ADS	0.30		0.02	0.01		0.33

Weighted average ADS outstanding-Diluted	45,685,683		45,685,683	45,685,683		45,685,683

Contacts:
Lily Dong, Chief Financial Officer

RDA Microelectronics, Inc.
 +86-21-5027-1108
ir@rdamicro.com

or

Leanne Sievers, EVP

Shelton Group Investor Relations

949-224-3874

lsievers@sheltongroup.com